NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE Arca, Inc. ("NYSE Arca" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of iShares MSCI Russia ETF (the "Fund") issued by iShares, Inc. (the "Company") from listing and registration on the Exchange on August 29, 2022, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Fund is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision that the Fund is no longer suitable for listing pursuant to NYSE Arca Rule 5.2- E(j)(8)(e)(2)(D), in light of the Company's announcement of its decision to close and liquidate the Fund, with the process of paying any proceeds of the liquidation scheduled to be initiated on August 17, 2022. On August 17, 2022, the Exchange determined that the Fund should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Fund from listing and registration on the Exchange. The Company was notified via email and letter on August 17, 2022. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on August 17, 2022. Trading in the Fund had been halted since March 4, 2022. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange the determination to delist the Fund, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. On August 17, 2022, the Company notified the Exchange that it will not appeal the delisting determination. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.